EXHIBIT 3.4

State of Delaware

Secretary of State

Division of Corporations

Delivered 04:00 PM 8/21/2013

FILED 03:15 PM 8/21/2013

SRV 131012194 – 5019054 FILE

CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS

OF

SERIES 1 PREFERRED STOCK OF SOCIAL REALITY, INC.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware, the undersigned President of SOCIAL REALITY, INC. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, DOES HEREBY CERTIFY that pursuant to the authority contained in the Corporation’s Certificate of Incorporation, as amended, and in accordance with the provisions of the resolution creating a series of the class of the Corporation’s authorized Preferred Stock designated as Series 1 Preferred Stock as follows:

FIRST:  The Certificate of Incorporation, as amended, of the Corporation authorizes the issuance by the Corporation of 250,000,000 shares of Class A common stock, $0.001 par value per share (the “Class A Common Stock”), 9,000,000 shares of Class B common stock, $0.001 par value per share (the “Class B Common Stock”) and 50,000,000 shares of preferred stock, par value $0.001 per share (the "Preferred Stock"), and, further, authorizes the Board of Directors of the Corporation, by resolution or resolutions, at any time and from time to time, to divide and establish any or all of the unissued shares of Preferred Stock not then allocated to any series into one or more series and, without limiting the generality of the foregoing, to fix and determine the designation of each such share, the number of shares which shall constitute such series and certain preferences, limitations and relative rights of the shares of each series so established.

SECOND: By unanimous written consent of the Board of Directors of the Corporation dated August 16, 2013, the Board of Directors designated 200,000 shares of the Preferred Stock as Series 1 Preferred Stock.  The designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in respect of the Series 1 Preferred Stock shall be as hereinafter described.

THIRD: Article IV of the Certificate of Incorporation of this Corporation, as amended, is further amended to include the following:

Section 5.

Series 1 Preferred Stock.

The Corporation shall designate a series of Preferred Stock, consisting of 200,000 shares, as Series 1 Preferred Stock which shall have the following designations, rights and preferences:

(a).

Stated Value.  The stated value of the Series 1 Preferred Stock shall be $0.001 per share.

(b).

Dividends.  The holders of Series 1 Preferred Stock shall be entitled to receive dividends as may be declared by the Corporation on the Series 1 Preferred Stock; provided, however, there is no obligation by the Corporation to ever declare or pay dividends on the Series 1 Preferred Stock.

(c).

Conversion.  Each share of Series 1 Preferred Stock is convertible, at the option of the holder, into 10 shares of Class A Common Stock (the “Conversion Ratio”).  If the Corporation at any time after the issuance date of the Series A Preferred Stock subdivides (by any stock split, stock dividend, recapitalization or otherwise) its outstanding shares of Class A Common Stock into a greater number of shares, the Conversion Ratio in effect immediately prior to such subdivision will be proportionately reduced. If the Corporation at any time after the issuance date of the Series A Preferred Stock combines (by combination, reverse stock split or otherwise) its outstanding shares of Class A Common Stock into a smaller number of shares, the Conversion Ratio in effect immediately prior to such combination will be proportionately increased.  In the event any shares of Series 1 Preferred Stock shall be converted pursuant to this section, the shares so converted shall automatically be cancelled and returned to the status of authorized but unissued shares of Preferred Stock.

(d).

Fundamental Transaction.  In case the Corporation shall at any time prior to the conversion of the shares of Series 1 Preferred Stock consolidate or merge with any other corporation (unless the Corporation shall be the surviving entity) or transfer all or substantially all of its assets to any other corporation, entity or individual preparatory to a dissolution, and unless the definitive agreement for such transaction shall otherwise provide, then the Corporation shall, as a condition precedent to such transaction, cause effective provision to be made so that the holder of shares of the Series 1 Preferred Stock shall be entitled to receive the kind and amount of shares, evidences of indebtedness, and/or other property receivable on such transaction by a holder of the number of shares of Class A Common Stock as to which the Series 1 Preferred Stock was convertible immediately prior to such transaction (without giving effect to any restriction upon such exercise); and, in any such case, appropriate provision shall be made with respect to the rights and interests of the holder of the shares of Series 1 Preferred Stock to the effect that the provisions of these designations, rights and preferences shall thereafter be applicable (as nearly as may be practicable) with respect to any shares, evidences of indebtedness, or other securities or assets thereafter deliverable upon the conversion of the shares of Series A Preferred Stock.

(e).

Redemption.  The Series 1 Preferred Stock is not redeemable without the prior express written consent of the holders of a the majority of all then outstanding shares of such Series 1 Preferred Stock.  In the event any shares of Series 1 Preferred Stock shall be redeemed pursuant to this section, the shares so redeemed shall automatically be cancelled and returned to the status of authorized but unissued shares of Preferred Stock.

(f).

Voting Rights. The shares of Series 1 Preferred Stock shall not be entitled to any voting rights except as may be specified by the Delaware General Corporation Act.

(g).

Liquidation, Dissolution, Winding-Up.  In the event of the liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, the holders of shares of the Series 1 Preferred Stock then outstanding shall be entitled to receive, out of the remaining assets of the Corporation available for distribution to its stockholders, an amount equal to $0.001 per share.

(h).

No Preemptive Rights.  No holder of the Series 1 Preferred Stock shall be entitled to rights to subscribe for, purchase or receive any part of any new or additional shares of any class of the Corporation’s securities, whether now or hereinafter authorized, or of bonds or debentures, or other evidences of indebtedness convertible into or exchangeable for shares of any class of the Corporation’s securities.

(i).

Restrictions on Dispositions.  The number of shares of Series 1 Preferred Stock, as well as the number of shares of Class A Common Stock issued upon a conversion of shares of Series 1 Preferred Stock, that a holder may sell, transfer, assign, hypothecate or otherwise dispose of (collectively or severally, a “Disposition”) at any one time shall be limited to an amount which is pari passu to any Disposition of Class A Common Stock by either Christopher Miglino and/or Erin DeRuggerio.  For example, if Mr. Miglino and Ms. DeRuggerio should collectively dispose of 10,000 shares of Class A Common Stock, the holder shall be entitled to dispose of 10,000 shares of Series 1 Preferred Stock, or 10,000 shares of Class A Common Stock previously received upon the conversion of shares of Series 1 Preferred Stock.  In addition, should either Mr. Miglino or Ms. DeRuggerio make a Disposition for which the holder of Series 1 Preferred Stock does not make a pari passu Disposition, the holder shall be entitled to aggregate such prior Disposition with a future Disposition by either Mr. Miglino and/or Ms. DeRuggerio to determine the numerical limitation of shares of Series 1 Preferred Stock, or shares of Class A Common Stock received upon the conversion of a portion of the Series 1 Preferred Stock, the holder is then eligible to dispose.  For example, if Mr. Miglino and Ms. DeRuggerio should collectively dispose of 10,000 shares of Class A Common Stock in a Disposition for which the holder of Series 1 Preferred Stock did not make a pari passu Disposition, followed thereafter by a Disposition of an additional 15,000 shares of Class A Common Stock, the holder shall be entitled to dispose of an aggregate of 25,000 shares of Series 1 Preferred Stock, or 25,000 shares of Class A Common Stock previously issued upon the conversion of shares of Series 1 Preferred Stock.  Notwithstanding anything contained herein, the holder of Series 1 Preferred Stock is not obligated to make any Dispositions of Series 1 Preferred Stock or Class A Common Stock issued upon the conversion of Series 1 Preferred Stock.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be duly executed by its Chief Executive Officer as of this 16th day of August, 2013.

SOCIAL REALITY, INC.

By:	/s/ Chris Miglino
Chris Miglino, Chief Executive Officer

3